CODE OF ETHICS

Real Estate Management Services Group, LLC
Code of Ethics

Introduction
This is the Code of Ethics (the “Code”) of Real Estate Management Services Group, LLC ( “REMS”). REMS’s policies on Insider Trading and Personal Securities Transactions are included in the Code.

Things You Need to Know to Use This Code
1.	Terms in boldface have special meanings as used in this Code. To understand the Code, you need to read the definitions of these terms.
2.
An Employee must complete three Reporting Forms under this Code. Additional information on, and copies of, these Reporting Forms is included below, beginning at Page 49. You can also get copies of the Reporting Forms from the Chief Compliance Officer.

3.	The Chief Compliance Officer has the authority to grant written waivers of the provisions of this Code in appropriate instances. However:
	a.	REMS expects that waivers will be granted only in rare instances, and
	b.	certain provisions of the Code that are mandated by law cannot be waived.
4.
REMS’s management will review the terms and provisions of this Code annually and make amendments as necessary. Any amendments will be distributed to all Employees of REMS, and each Employee must provide in writing their receipt, understanding, and acceptance of the changes.

5.	If you have any doubt or uncertainty about what this Code requires or permits, you should ask the Chief Compliance Officer.

General Principles
REMS is a fiduciary for its investment advisory clients. Because of this fiduciary relationship, it is generally improper for REMS or its employees to:

•	use for their own benefit (or the benefit of anyone other than the client) information about REMS’s trading or recommendations for client accounts; or
•	take advantage of investment opportunities that would otherwise be available for REMS’s clients.

Also, as a matter of business policy, REMS wants to avoid even the appearance that REMS, its employees or others receive any improper benefit from information about client trading or accounts or from our relationships with our clients or with the brokerage community.

REMS expects all Employees to comply with the spirit of the Code, as well as the specific rules contained in the Code.

REMS treats violations of this Code (including violations of the spirit of the Code) very seriously. If you violate either the letter or the spirit of this Code, REMS may take disciplinary measures against you, including, without limitation, reducing compensation, demotion, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating employment, or any combination of the foregoing.

Improper trading activity can constitute a violation of this Code. Nevertheless, you can also violate this Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts.

These terms have special meanings in this Code of Ethics:

Supervised Person - This term includes directors, officers, and partners of REMS, as well as any other person occupying a similar status or performing similar functions. REMS may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the Chief Compliance Officer. For purposes of the Code, such ‘outside individuals’ will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The Chief Compliance Officer shall make the final determination as to which of these are considered supervised persons. The term “Employee” as used herein shall include Supervised Persons.

Employee - An Employee is (i) one who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic, (ii) each member of the Family/Household (as defined below) of such person that is directly employed by REMS, and (iii) each person to whom such person contributes support.

Employee - For purposes of this Code, all Supervised Persons and Employees are collectively referred to as ‘Employees’.

Advisory Client - Any person to whom or entity to which REMS serves as an investment adviser, renders investment advice to or makes any investment decisions for a fee is considered to be a client.

Beneficial Ownership - Means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. Beneficial Ownership is a very broad concept.

Chief Compliance Officer - The person appointed by REMS as specified in Exhibit A or another person that has been designated to perform the functions of Chief Compliance Officer when the named Chief Compliance Officer is not available. For purposes of reviewing the Chief Compliance Officer’s own transactions and reports under this Code, the functions of the Chief Compliance Officer are performed by an executive officer of REMS, or alternate staff member, and shall be clearly denoted in REMS’s compliance files.

Securities - Is anything that is considered a “security” under the Investment Company Act of 1940, except:

•	Direct obligations of the U.S. Government.
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt obligations, including repurchase agreements.
•	Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds).

This is a very broad definition of security. If you have any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask the Chief Compliance Officer.

Non-Reportable Securities - Specifically exempt from the definition of Securities are: treasury securities; bank certificates of deposits, commercial paper, etc.; money market fund shares; shares of open-end mutual funds that are not advised or sub-advised by REMS; and units of a unit investment trust if the UIT is invested exclusively in unaffiliated mutual funds.

Members of your Family/Household include:
•	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).
•	Your children under the age of 18.
•	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).
•
Any of the people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law, and sisters-in-law, including adoptive relationships.

Comment - There are several reasons why this Code covers transactions in which members of Family/Household have Beneficial Ownership. First, the SEC regards any benefit to a person that is supported financially as indirectly benefiting you, because it could reduce the amount that you might otherwise contribute to that person’s support. Second, members of a household could, in some circumstances, learn of information regarding REMS’s  trading or recommendations for client accounts, and they must not be allowed to benefit from that information.

Guidelines for Professional Standards
•
All Employees must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective, and reasonable in dealing with both clients and other parties so that their personal integrity is unquestionable.

•	All Employees are required to report any violation of the Code, by any person, to the Chief Compliance Officer or other appropriate person of REMS immediately. Such reports will be held in confidence.
•
Employees must place the interests of Advisory Clients first. All Employees must scrupulously avoid serving their own personal interests ahead of the interests of REMS’s Advisory Clients. In addition, Employees must work diligently to ensure that no client is preferred over any other client.

•
All Employees are naturally prohibited from engaging in any practice that defrauds or misleads any client or the Mutual Funds, or engaging in any manipulative or deceitful practice with respect to clients or securities or the Mutual Funds, employing any device, scheme or artifice to defraud the Mutual Fund or making any untrue statement of a material fact to the Mutual Funds or omitting to state a material fact necessary in order to make the statements made to the Mutual Funds, in light of the circumstances under which they are made, not misleading.

•	No Employee may serve on the board of directors of any publicly traded company without prior written permission by the Chief Compliance Officer, or other appropriate personnel.
•	Employees must conduct all personal securities transactions in full compliance with this Code.

Doubtful situations always should be resolved in favor of Advisory Clients and in cooperation with the Chief Compliance Officer. Technical compliance with the Code’s provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of REMS’s fiduciary duties.

•
Personal transactions in securities by Employees must be accomplished to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of REMS’s clients. Likewise, Employees must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with REMS at the expense of clients, or that otherwise bring into question the person’s independence or judgment.

•
REMS has adopted Insider Trading Policies, which set parameters for the establishment, maintenance, and enforcement of policies and procedures to detect and prevent the misuse of material non-public information.

•	Employees are prohibited from accepting compensation for services from outside sources without the specific prior written permission of the Chief Compliance Officer or other appropriate personnel.
•
When any Employee faces a conflict or potential conflict between their personal interest and the interests of clients, they are required to immediately report the conflict to the Chief Compliance Officer for instruction regarding how to proceed.

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The recommendations and actions of REMS are confidential and private matters. Accordingly, we have adopted a Privacy Policy to prohibit the transmission, distribution, or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with REMS, without the prior written approval of the Chief Compliance Officer.

•
No Employee may solicit or accept gifts or gratuities from clients, brokers, vendors or other persons in connection with the employee’s activities at or on behalf of the Firm. Notwithstanding the foregoing general prohibition, an employee may accept gifts of a nominal value (i.e., gifts whose reasonable value is no more than $250.00 per year); customary business meals; entertainment (e.g., sporting events); and promotional items (e.g., pens, mugs, T-shirts). If an Employee receives any gift that might be prohibited under this Code, the Employee must return the gift and inform the Chief Compliance Officer.

•
No Employee may give on their own behalf or on behalf of REMS any gift or other accommodation to a business contact, which has a value in excess of $250.00 or is defined as nominal in value as stated above, without prior written approval from the Chief Compliance Officer.

Personal Trading Policies
 General Information
The following policies and procedures apply to all accounts owned or controlled by an Employee, those accounts owned or controlled by members of the Employee’s immediate family, including any relative by blood or marriage living in the same household, and any account in which the Employee has any beneficial interest, such as a trust account, certain investment pools in which you might participate, and certain accounts that others may be managing for you. These accounts are collectively referred to as “covered accounts.” Any account in question should be addressed with the Chief Compliance Officer immediately to determine if it is a covered account.

Reporting Requirements
The reports described below must be filed, even if you have no holdings, transactions, or accounts to list in the reports.

Copies of all reporting forms may be obtained from the Chief Compliance Officer.

   1.   Initial Holdings Reports

No later than 10 calendar days after you become an employee (or within 10 days of the adoption of this Code if you were already an employee at the time of its adoption), you must file an Initial Holdings Report with the Chief Compliance Officer.

The Initial Holdings Report requires you to list all brokerage accounts and securities owned or controlled by you, or members of your Family/Household of which you may reasonably be assumed to have or should have knowledge of. It also requires you to list all brokers, dealers and banks where you maintained an account in which any security (not just Covered Securities) may be deemed to be in any way real estate related and is held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee (or on the date this Code was adopted, if you were already an employee on such date).

Each Employee shall instruct the broker of record for the covered account(s) to send duplicate confirmations and brokerage statements to REMS, c/o the Chief Compliance Officer. If the Employee does not have duplicate statements sent, copies must be provided to the CCO within 30 days of receipt. Each Employee must notify the Chief Compliance Officer of any updates or changes to his or her covered accounts within 10 days of such update or change.

The Initial Holdings Report also requires confirmation that you have read and understand this Code and that you understand that it applies to each Employee and members of their Family/Household.

Each Employee is responsible for notifying the CCO of any new accounts opened by the Employee or by a member of their Family/Household during the year which would meet the reporting requirements for the Initial Holdings Report and insure that the CCO is provided duplicate copies confirmations and brokerage statements from the broker of record.

   2.   Annual Certification

Each Employee must file an Annual Certification with the Chief Compliance Officer. The CCO shall forward the document to Employees. The certification must be signed and returned to the CCO within 10 days from receipt.

The Annual Certification requires the Employee to verify that the list of accounts previously provided to the CCO contains all accounts which may be deemed to be in any way real estate related in which the Employee (or a member of their Family/Household) had Beneficial Ownership as of December 31 of the prior year of which you may reasonably be assumed to have or should have knowledge of.

The Annual Certification also requires confirmation that each Employee has read and understands this Code, has complied with its requirements, and understands that it applies to you and members of your Family/Household.

Review and Recordkeeping
a)	The Chief Compliance Officer shall review and compare all reported transactions with:
	i.	the transactions of the Employee indicated on his or her confirmations and account statements; and
	ii.	the transactions of clients of REMS.
b)
If the Chief Compliance Officer suspects that an Employee has violated these Procedures, the alleged violation shall be investigated, and, as a part of that investigation, the Employee shall have an opportunity to explain why the violation occurred or did not occur.

c)
If the Chief Compliance Officer concludes that an Employee has violated these Procedures, a report of such violation shall be submitted, including scope and results of the investigation of such violation, and a recommendation on what steps should be taken to address such violation, including recommending sanctions if warranted, to the chief executive officer of the Investment Adviser.

d)
After reviewing the report of the Chief Compliance Officer and any other relevant information, the chief executive officer and/or other officers designated to review violations of these Procedures, shall as he or she deems appropriate, impose a sanction, which may include a letter of censure, forfeiture of profits, suspension, and/or termination of employment.

e)	All material violations of this Code and any sanctions imposed with respect thereto shall be reported periodically to the board of directors of the Funds.

REMS reserves the right to require the employee to reverse, cancel or freeze, at the employee’s expense, any transaction or position in a specific security if REMS believes the transaction or position violates its policies or appears improper. REMS will keep all such information confidential except as required to enforce this policy or to participate in any investigation concerning violations of applicable law.

Exceptions from Reporting
(1) Permitted Exceptions
Purchases and sales of the following Securities are exempt from the restrictions:
a)	Certain Debt Instruments. Any transaction in the following:
	i.	bankers’ acceptances,
	ii.	bank certificates of deposit,
	iii.	commercial paper,
	iv.	repurchase agreements,
	v.	securities that are direct obligations of U.S. Government, and
vi.
high quality short term debt instruments (generally any instrument that has a maturity at issuance of less 366 days and that is rated in one of the two highest ratings categories by Standard & Poor’s, Moody’s, Fitch IBCA or Duff & Phelps);

b)
No Knowledge or Control. Securities Transactions where the employee has no knowledge of the transaction before it is completed, or where the transaction is effected in an account over which such person has no direct or indirect influence or control (for example, Securities

Transactions effected for an employee by a trustee of a blind trust, or discretionary trades involving an investment partnership or investment club, in connection with which the employee is neither consulted nor advised of the trade before it is executed);

c)
Certain Corporate Actions. Any acquisition of Securities through stock dividends, dividend reinvestments stock splits, reverse stock splits, mergers, consolidations, spin-offs, or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of Securities;

d)	Mutual Funds. Any purchase or sales of a Security issued by any non-affiliated registered open-end investment companies;
e)	Municipal Bonds;
f)	Sovereign Bonds;
g)	Futures on a broad-based securities index;
h)	The exercise of rights that were received pro rata with other security holders, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;
i)	Other non-volitional events such as assignment of options or exercise of an option at expiration; and
j)	Commodities and Currency transactions (including commodity and currency futures

(2) Prohibited and Restricted Transactions

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Neither the Employee or any Family/Household member may acquire any Beneficial Ownership in any security (not just Covered Securities) in an initial public offering without first seeking written approval from the Chief Compliance Officer.

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Purchases and sales of restricted securities issued by public companies are generally prohibited, unless the Chief Compliance Officer determines that the contemplated transaction will raise no actual, potential, or apparent conflict of interest.

•
Any Employee wishing to purchase or sell a security obtained through a private placement, including purchase of any interest in a hedge fund, must first seek approval by the Chief Compliance Officer. In addition, if an Employee who owns a security in a private company knows that REMS is about to engage in an IPO, she/he must disclose this information to the Chief Compliance Officer.

Case-by-Case Exemptions:
Because no written policy can provide for every possible contingency, the Chief Compliance Officer may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the Employee in writing to the Chief Compliance Officer. Exceptions will only be granted in those cases in which the Chief Compliance Officer determines that granting the request will create no actual, potential, or apparent conflict of interest.

Pre-clearance:
With respect to real estate related securities and transactions of Fund shares, the Employee and members of their Family/Household are prohibited from engaging in any transaction for any account in which the Employee or a Family/Household member has any Beneficial Ownership, unless you obtain, in advance of the transaction, pre-clearance for that transaction. Pre-clearance is obtained by first completing and signing the Pre Clearance Form. (A copy of the Pre-Clearance Form can be obtained from the Chief Compliance Officer.) The Pre-Clearance Form is then submitted to the Chief Compliance Officer for pre-clearance. Reasons supporting the acquisition of any limited offering or IPO must be stated in the Pre-Clearance form.

If pre-clearance is obtained, the approval is valid for the day on which it is granted and the immediately following business day. The Chief Compliance Officer may revoke a pre-clearance any time after it is granted and before execution of the transaction. The Chief Compliance Officer may deny or revoke pre-clearance for any reason. In no event will pre-clearance be granted for any Security if REMS has a buy or sell order pending for that same security or a closely related security (such as an option relating to that security, or a related convertible or exchangeable security).

The pre-clearance requirements do not apply to the following categories of transactions:
•	Transactions in Securities issued or guaranteed by any national government, that is a member of the Organization for Economic Cooperation and Development, or any agency, or authority thereof.
•
Transactions that occur by operation of law or under any other circumstance in which neither the Employee or any Family/Household member exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Securities pursuant to an automatic dividend reinvestment plan.
•	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Securities held by the Employee (or Family/Household member) and received from the issuer.

Blackout Period:
The blackout period described below applies to employees of REMS who are most likely to have access to information about which securities will be purchased or sold on behalf of client accounts. It is designed to prevent front running and various other activities that create conflicts with the interests of clients.

No Employee (including any member of the Family/Household of such Employee) may purchase or sell any Covered Security which may be deemed to be in any way real estate related within the two calendar days immediately before or after a calendar day on which any client account managed by REMS purchases or sells that Covered Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the Employee had no actual knowledge that the Covered Security (or any closely related security) was being considered for purchase or sale or was in fact purchased or sold for any client account. Note that the total blackout period is 5 days (the day of the client trade, plus two days before and two days after).

NOTE: It sometimes happens that an Employee who is responsible for making recommendations or final investment decisions for client accounts determines – within the two calendar days after the day he or she (or a member of his or her Family/Household) has purchased or sold for his or her own account a Covered Security that was not, to the Employee’s knowledge, then under consideration for purchase by any client account–that it would be desirable for client accounts as to which the Employee is responsible for making recommendations or investment decisions to purchase or sell the same Covered Security (or a closely related security). In this situation, the Employee MUST put the clients’ interests first and promptly make the recommendation or investment decision in the clients’ interest, rather than delaying the decision for clients until after the third day following the day of the transaction for the Employee’s (or Family/Household member’s) own account to avoid conflict with the blackout provisions of this Code.

REMS recognizes that certain situations may occur entirely in good faith and will not take disciplinary measures in such instances if it appears that the Employee acted in good faith and in the best interests of REMS’s clients. The above notes are not intended to specify instances of compliance and non-compliance with the Blackout Period restrictions, but rather are provided for clarification purposes to help ensure that any apparent or real conflicts that may arise between compliance with the Blackout Period and the pursuit of clients’ interests are always resolved in favor of the clients’ interests.

The blackout requirements do not apply to the following categories of transactions:

•
Transactions that occur by operation of law or under any other circumstance in which neither the Employee nor any member of his or her Family/Household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Securities pursuant to an automatic dividend reinvestment plan.
•
Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Securities held by the Employee (or Family/Household member) and received by the Employee (or Family/Household member) from the issuer.

Insider Trading
The purpose of these policies and procedures (the “Insider Trading Policies”) is to educate Employees regarding insider trading, and to detect and prevent insider trading by any person associated with REMS. The term “insider trading” is not defined in the securities laws, but generally, it refers to the use of material, non-public information to trade in securities or the communication of material, nonpublic information to others.

Prohibited Activities
All Employees of REMS, including contract, temporary, or part-time personnel, or any other person associated with REMS are prohibited from the following activities:

a)	trading or recommending trading in securities for any account (personal or client) while in possession of material, non-public information about the issuer of the securities; or

b)	communicating material, non-public information about the issuer of any securities to any other person.

The activities described above are not only violations of these Insider Trading Policies, but also may be violations of applicable law.

Reporting of Material, Non-Public Information
Any Employee who possesses or believes that she/he may possess material, non-public information about any issuer of securities must report the matter immediately to the Chief Compliance Officer. The Chief Compliance Officer will review the matter and provide further instructions regarding appropriate handling of the information to the reporting individual.

Definitions

Material Information. “Material information” generally includes:
•	any information that a reasonable investor would likely consider important in making his or her investment decision; or

•	any information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Examples of material information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Non-Public Information. Information is “non-public” until it has been effectively communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Insider Trading. While the law concerning “insider trading” is not static, it generally prohibits: (1) trading by an insider while in possession of material, non-public information; (2) trading by non-insiders while in possession of material, non-public information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and (3) communicating material, non-public information to others.

Insiders. The concept of “insider” is broad, and includes all Employees of a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company’s affairs and as a result has access to information solely for REMS’s purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary insiders may also include the following: a company’s attorneys, accountants, consultants, bank lending officers and the employees of such organizations.

Penalties for Insider Trading
The legal consequences for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. An Employee may be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

•	civil injunctions
•	jail sentences
•	revocation of applicable securities-related registrations and licenses
•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
•	fines for the Employee or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, REMS’s management will impose serious sanctions on any person who violates the Insider Trading Policies. These sanctions may include suspension or dismissal of the person or persons involved.

Sanctions
All disciplinary responses to violations of the Code shall be recommended by the Chief Compliance Officer to the Managing Director of REMS for approval and administration. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis.

Certification
Upon REMS’s adoption of this Code and annually thereafter, all Employees are required to certify in writing his or her understanding and continuing acceptance of, as well as agreement to abide by, the guidelines and polices set forth herein. Additionally, any change or modification to the Code will be distributed to all Employees and they will be required to certify in writing their receipt, understanding, and acceptance of the change(s).

Political and Charitable Contributions
Employees making political contributions of more than $150.00, in cash or services, must report each such contribution to the CCO, who will compile and report thereon as required under relevant regulations. In accordance with Rule 206(4)-5 under the Investment Advisers Act of 1940:

•
Where REMS and/or its Employees have made a political contribution of more than $150.00 to an elected official of a state or local government entity who is in a position to influence the selection of REMS for government contracts, REMS and its Employees will be prohibited from providing advisory services, for compensation (either directly or through a pooled investment vehicle) to that government entity for two years.

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REMS and/or its Employees are prohibited from soliciting or coordinating campaign contributions from others — a practice referred to as “bundling” — for an elected official who is in a position to influence the selection of REMS. REMS and/or its Employees are also prohibited from the solicitation and coordination of payments to political parties in the state or locality where REMS is seeking business.

•
REMS and/or its Employees are prohibited from paying a third party, such as a solicitor or placement agent, to solicit a government client on behalf of REMS, unless that third party is an SEC-registered investment adviser or broker-dealer subject to the restrictions under Rule 206(4)-5 under the Investment Advisers Act of 1940.

Service on a Board of Directors
Employees shall not serve on the board of directors of publicly traded companies without the prior authorization of the CCO. Any such approval may only be made if it is determined that such board service will be consistent with the interests of the clients and of REMS, and that such person serving as a director will be isolated from those making investment decisions with respect to such company by appropriate procedures. A director of a private company may be required to resign, either immediately or at the end of the current term, if REMS goes public during his or her term as director.

Reporting Violations
All Employees must report violations of REMS’s Code Of Ethics promptly to the CCO. If the CCO is involved in the violation or is unreachable, Employees may report directly to REMS’s Management. All reports of violations will be treated confidentially to the extent permitted by law and investigated promptly and appropriately. Persons may report violations of the Code of Ethics on an anonymous basis. Examples of violations that must be reported are (but are not limited to):

•	noncompliance with applicable laws, rules, and regulations;
•	fraud or illegal acts involving any aspect of REMS’s business;
•	material misstatements in regulatory filings, internal books and records, clients records or reports;
•	activity that is harmful to clients, including fund shareholders; and deviations from required controls and procedures that safeguard clients and REMS.

No retribution will be taken against a person for reporting, in good faith, a violation or suspected violation of this Code of Ethics.

Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

In addition to the above code of ethics, REMS Group, LLC has also adopted the Code of Ethics for the Funds and will comply with all provisions of said code.